Exhibit 99.93

Enthusiast Gaming Holdings Inc.

$41,975,000

Bought Deal of Common Shares

January 19, 2021

A preliminary short form prospectus containing important information relating to the securities described in this document has not yet been filed with the securities regulatory authorities in each of the provinces of Canada (other than Quebec). A copy of the preliminary short form prospectus is required to be delivered to any investor that received this document and expressed an interest in acquiring the securities. There will not be any sale or any acceptance of an offer to buy the securities until a receipt for the final short form prospectus has been issued.

This document does not provide full disclosure of all material facts relating to the securities offered. Investors should read the preliminary short form prospectus, the final short form prospectus and any amendment for disclosure of those facts, especially risk factors relating to the securities offered, before making an investment decision.

The securities described in this document have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”), or any state securities laws. Accordingly, the securities described in this document may not be offered or sold within the United States, its territories or possessions, any state of the United States or the District of Columbia (collectively, the “United States”) except in transactions exempt from the registration requirements of the U.S. Securities Act and applicable state securities laws. This document does not constitute an offer to sell or a solicitation of an offer to buy any Offered Shares within the United States.

Issuer:	Enthusiast Gaming Holdings Inc. (“Company”).

Selling Securityholder:	Blue Ant Media Inc. (“Blue Ant”).

Offered Security:	7,300,000 common shares of the Company (the “Offered Shares”) of which 4,850,000 Offered Shares will be issued from treasury (the “Treasury Offering”) and 2,450,000 Offered Shares will be offered on a secondary basis by the Selling Securityholder (the “Secondary Offering”).

Size of Offering:	$41,975,000 (the “Offering”) comprised of $27,887,500 from the Treasury Offering and $14,087,500 from the Secondary Offering.

Issue Price:	$5.75 per Offered Share.

Over-Allotment Option:	Up to 15% of the number of Offered Shares issued pursuant to the Offering to cover any over-allotments and for market stabilization purposes, exercisable within 30 days after the closing of the Offering. Any shares issued pursuant to the Over-Allotment Option will be issued pro-rata by the Company and Selling Shareholder.

Use of Proceeds:	Future acquisitions, working capital and general corporate purposes. The Company will not receive any proceeds in connection with the Secondary Offering.

Retained Interest of Selling Shareholder:	Blue Ant currently holds 18,250,000 common shares of the Company (“Common Shares”), representing approximately 17.4% of the issued and outstanding Common Shares. Following the closing of the Offering (assuming no exercise of the Over-Allotment Option), Blue Ant will hold 15,800,000 Common Shares, representing approximately 14.4% of the issued and outstanding Common Shares.

Lock-up:	The Company and the Selling Securityholder will each enter into a 90-day lock-up agreement in connection with the Offering.

Terms:	Bought deal, public issue pursuant to a short form prospectus.

Offering Jurisdiction:	All provinces of Canada, except for Quebec, only to QIBs pursuant to Rule 144A in the U.S., and outside of Canada and the United States on a private placement or equivalent basis.

Exchange Listing:	The existing common shares of the Company are currently listed on the TSX under the symbol “EGLX”.

Eligibility:	RRSPs, RRIFs, RDSPs, RESPs, TFSAs and DPSPs.

Commission:	2.25% of the gross proceeds raised in respect of subscribers identified by the Company or Selling Securityholder and 5.25% of the gross proceeds raised in respect of subscribers identified by the underwriters (including the Over- Allotment Option).

Closing Date:	On or about February 10, 2021